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                              January 29, 2021

       Kirsten Bartok Touw
       Co-President and Chief Operating Officer
       New Vista Acquisition Corp
       125 South Wacker Drive, Suite 300
       Chicago, IL 60606

                                                        Re: New Vista
Acquisition Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
8, 2021
                                                            CIK No. 0001838433

       Dear Ms. Bartok Touw:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Members of our management team and companies affiliated thereof have been, and may from time to time be, page 65

   1. Please revise to disclose the governmental investigations, including, but not limited to, the
                                                        SEC investigation.
              You may contact Effie Simpson at 202-551-3346 or Andrew Blume at 202-551-3254 if
       you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other
 Kirsten Bartok Touw
New Vista Acquisition Corp
January 29, 2021
Page 2

         questions.



FirstName LastNameKirsten Bartok Touw     Sincerely,
Comapany NameNew Vista Acquisition Corp
                                          Division of Corporation Finance
January 29, 2021 Page 2                   Office of Manufacturing
FirstName LastName